

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

February 10, 2009

<u>Via Mail and Fax</u>

Daniel Gallagher
Chief Financial Officer
Town Sports International Holdings, Inc.
5 Penn Plaza, 4th Floor
New York, NY 10001

> **RE:** **Town Sports International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-52013**

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief